Exhibit 99.(a)(1)

FOR IMMEDIATE RELEASE

Contacts:

Investors:	Media:
Jean Suzuki	Brunswick Group
Investor Relations	Steve Lipin/Cindy Leggett-Flynn
(650) 454-2648	(212) 333-3810
jean.suzuki@facetbiotech.com

MacKenzie Partners
Dan Burch/Larry Dennedy
(800) 322-2885

FACET BIOTECH’S BOARD OF DIRECTORS UNANIMOUSLY REJECTS
BIOGEN IDEC’S UNSOLICITED TENDER OFFER AS INADEQUATE

— Recommends Stockholders Not Tender Shares at $14.50 per Share —

Redwood City, Calif., October 1, 2009 — Facet Biotech Corporation (NASDAQ: FACT) today announced that its board of directors has unanimously recommended that its stockholders reject the unsolicited conditional tender offer from Biogen Idec Inc. (NASDAQ: BIIB) to acquire all of the outstanding shares of Facet Biotech common stock for $14.50 per share in cash. The board, with the assistance of its financial and legal advisors, determined that the offer is inadequate and not in the best interests of Facet Biotech’s stockholders. Centerview Partners is serving as financial advisor and Simpson Thacher & Bartlett LLP is serving as legal advisor to Facet Biotech.

The board unanimously recommends that Facet Biotech stockholders reject the offer and not tender their shares into Biogen Idec’s offer.

“We analyzed the unsolicited tender offer put forward by Biogen Idec to our stockholders and determined that $14.50 per share does not reflect the value of our company and its prospects,” said Facet Biotech president and chief executive officer Faheem Hasnain. “The offer is substantially lower than our company’s current market value, is primarily funded by our own cash and marketable and investment securities, and attributes insufficient value to the attractive pipeline and assets of the company, including daclizumab.”

Mr. Hasnain continued: “We are committed to creating value for all of our stockholders and remain open to appropriate opportunities that will achieve this result.  Meanwhile, Facet Biotech continues to execute on its strategic plan, and I am confident in our company’s ability to provide meaningful growth and value to our stockholders as we look forward to several potential value inflection points in the near term.”

Stockholders with questions about the board’s recommendation or how to withdraw any tender of their shares may call MacKenzie Partners, Inc. at (800) 322-8225 (toll-free), (212) 929-5500 (call collect), or by email to facet@mackenziepartners.com.

The basis for the board’s recommendation is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Facet Biotech today with the Securities and Exchange Commission (SEC), accompanied by a letter to stockholders. The full text of the letter appears below.

October 1, 2009

Dear Fellow Stockholders:

As you are aware, on September 21, 2009, Biogen Idec Inc. (Biogen Idec) launched an unsolicited conditional tender offer (the Offer) to acquire your shares of Facet Biotech (the Company) common stock for $14.50 per share in cash, a price that is less than the closing price of $17.29 per share on September 30, 2009.

After consideration, including review of the Offer with assistance from its financial and legal advisors, your board of directors has unanimously determined that the Offer is inadequate and not in the best interests of Facet Biotech stockholders.

Your board of directors unanimously recommends that you reject the Offer and NOT tender your shares to Biogen Idec.

The board’s determination is based on numerous factors as detailed in the enclosed Schedule 14D-9, including:

•                  The Offer is primarily funded by Facet Biotech’s cash, marketable and investment securities and restricted cash, and attributes insufficient value to the operating and other assets of the Company. As of August 31, 2009, the Company had approximately $364.3 million of cash, marketable and investment securities (including its investment in Trubion Pharmaceuticals) and restricted cash.  This represents approximately $14.55 per outstanding share and $13.99 per share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $14.50 per share. Subsequent to August 31, 2009, the Company made a $20 million upfront license payment to Trubion.  Facet Biotech has the potential to receive up to $60 million in collaboration milestone payments by the end of the first half of 2010, or approximately $2.40 per outstanding share and $2.30 per share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $14.50 per share.

•                  Daclizumab has significant value and a strong probability of success, particularly following the decision to advance to phase 3. The global multiple sclerosis (MS) market for 2010 is estimated at $10.9 billion.  We believe daclizumab, if approved, has the potential to achieve an important position in the global MS market. We also believe that there is a strong probability of success for daclizumab following the recent joint decision of Facet

Biotech and Biogen Idec to advance the program into a phase 3 study.  This decision was reached after an independent safety monitoring committee reviewed interim data from a futility analysis and recommended to Biogen Idec and the Company the continuation of the SELECT study and after the review by certain prearranged employees of the Company and Biogen Idec (who no longer have a role in the management of the SELECT study) of summary data tables prepared by the independent statistician from the interim analysis.  SELECT remains an ongoing blinded study.  Moreover, Biogen Idec, a leader in the global MS market, has stated that daclizumab has the potential to play a significant role in the treatment of MS.

•                  Facet Biotech’s other development products, four of which are in clinical-stage development and one additional in pre-clinical stage development, have considerable value. The board believes the Company’s rights for these programs — elotuzumab, volociximab, TRU-016, PDL192 and PDL241 — represent substantial value for our stockholders, including the value represented by potential milestone payments under the Company’s collaboration agreements.

•                  Facet Biotech’s rights under its collaboration agreements have substantial value.  The Company has substantial and valuable rights under its collaboration agreements with Biogen Idec, Bristol-Myers Squibb and Trubion.  Also, these collaboration agreements do not allow the Company’s collaborators to terminate such agreements if the Company experiences a change in control, although Trubion would have the right to opt out of the collaboration on the TRU-016 product specifically.

•                  Facet Biotech’s proprietary protein engineering platform technologies have favorable prospects. Discussions are underway with multiple parties regarding licensing the Company’s protein engineering technologies, collaborating on the development of biobetters and performing protein engineering services for a fee. In addition, using this technology, the Company has identified mutations and combinations of mutations on two commercial antibodies, including Avastin®, and has filed composition of matter patent applications covering these mutations.

•                  Facet Biotech’s strong balance sheet provides the resources to continue development activities through important development milestones in 2010 and 2011. The Company’s strategic plan provides sufficient cash to fund its operations through these potential value inflection points and through 2012, which could create significant value for stockholders.

•                  Facet Biotech has the potential to generate significant royalties and milestone payments from the Company’s out-licensed programs and other agreements.  The agreements under which the Company may receive royalty and/or milestone payments include agreements with EKR Therapeutics, Abbott, Seattle Genetics, Progenics Pharmaceuticals, Ophthotech, Actinium Pharmaceuticals and Genentech.

•                  The Offer is opportunistically timed to acquire value not reflected in Facet Biotech’s stock price and prior to a pending $30 million milestone payment from Biogen Idec. Biogen Idec’s initial proposal was made shortly after the interim futility analysis and the joint decision to advance daclizumab to phase 3.  Biogen Idec has a deep understanding of the potential of daclizumab as a result of knowledge obtained as the Company’s development partner over the last four years and through its existing MS franchise. The board believes that Biogen Idec recognizes the attractiveness of Facet Biotech’s growth prospects and has opportunistically timed the Offer to acquire the Company before these factors are fully reflected in the Company’s stock price.

•                  There is significant potential synergy value in a business combination with the Company. The board believes that any industry buyer would gain value through the strategic fit and competitive value inherent in the Company’s MS and oncology programs and its antibody and protein engineering technology platforms. Biogen Idec has publicly stated that a transaction is compelling because of the strong strategic fit with its MS franchise. In addition, the board believes that should a transaction occur, Biogen Idec would achieve significant cost synergies, as well as eliminate the pending $30 million milestone payment to the Company and any other future milestone payment obligations under the daclizumab and volociximab development programs.

•                  Opportunities exist to reduce the Company’s long-term lease liabilities. The Company is currently in discussions regarding potential subleases of its excess real estate capacity and is optimistic that a significant reduction of these obligations can be achieved through one or more subleases over time.

•                  Opinion of Centerview Partners. Centerview Partners delivered an oral opinion, subsequently confirmed in writing, that, as of September 30, 2009, and subject to certain factors and assumptions, the Offer of $14.50 per share was inadequate to Facet Biotech stockholders from a financial point of view. Please see the full text of Centerview Partners’ written opinion, which is included as Annex A in the enclosed Schedule 14D-9.

Your board of directors and management team take their fiduciary responsibilities to you, our stockholders, extremely seriously. We are committed to creating value for all of our stockholders and remain open to appropriate opportunities that will achieve this result. The enclosed Schedule 14D-9 contains a detailed description of the reasons for your board of directors’ recommendation and the factors considered by the board. We urge you to read the Schedule 14D-9 so you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, MacKenzie Partners, Inc. at (800) 322-8225 (toll-free), (212) 929-5500 (call collect), or by email facet@mackenziepartners.com.

Sincerely,

/s/ Brad Goodwin	/s/ Faheem Hasnain

Brad Goodwin	Faheem Hasnain
Chairperson of the Board	President and Chief Executive Officer
Facet Biotech	Facet Biotech

About Facet Biotech

Facet Biotech is a biotechnology company dedicated to advancing its pipeline of five clinical-stage products, leveraging its research and development capabilities to identify and develop new oncology drugs and applying its proprietary next-generation protein engineering technologies to potentially improve the clinical performance of protein therapeutics. Facet Biotech Corporation launched in December 2008 as a spin-off from PDL BioPharma, Inc.

NOTE: Facet Biotech and the Facet Biotech logo are considered trademarks of Facet Biotech Corporation.

Forward Looking Statements

This press release contains forward-looking statements of Facet Biotech that are not historical facts. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those, express or implied, in these forward-looking statements. Various factors may cause differences between current expectations and actual results, including risks and uncertainties associated with Biogen Idec’s tender offer. Other factors that may cause Facet Biotech’s actual results to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in Facet Biotech’s filings with the SEC, including the “Risk Factors” sections of the Company’s periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of Facet Biotech’s filings with the SEC may be obtained at the “Investors” section of Facet Biotech’s website at www.facetbiotech.com. Facet Biotech’s expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Facet Biotech’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based for any reason, except as required by law, even as new information becomes available or other events occur in the future. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.